Exhibit 99.1

ELBIT IMAGING ANNOUNCES ITS SUBSIDIARY, PLAZA CENTERS, HAS ANNOUNCED €42.5 MILLION DEVELOPMENT FACILITY AGREED FOR BELGRADE PLAZA (VISNJICKA)

Tel Aviv, Israel, June 21, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, has signed a €42.5 million loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc.

Belgrade Plaza is being developed on a 31,000 sqm plot of land owned by Plaza in Belgrade, a city with strong market demand and further future potential, given its large catchment area of approximately 1.7 million people. Construction of the commercial center is already in advanced stages and it is on schedule to open in the first half of 2017. Belgrade Plaza, which is currently over 50% pre-let, will comprise approximately 32,000 sqm of Gross Lettable Area (GLA) and will be anchored by a supermarket, a multi-screen cinema complex and major international brands.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information: Company Contact Ron Hadassi Chairman of the Board of Directors Tel: +972-3-608-6048 Fax: +972-3-608-6050 ron@elbitimaging.com